Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Kansas City Southern

Commission File No. 001-04717

Date: September 1, 2021

The following is a presentation from Canadian Pacific Railway Limited’s investor call on September 1, 2021.

Canadian Pacific Railway Reiterates Superior Proposal for Kansas City Southern September 1, 2021

Forward Looking Statements and Additional Information Forward Looking Statements and Information This presentation includes certain forward-looking statements and forward looking information (collectively, FLI). FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: changes in business strategies and strategic opportunities; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; potential changes in the CP share price; the ability of management of CP, its subsidiaries and affiliates to execute key priorities; general North American and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada and the U.S.; North American and global economic growth; industry capacity; shifts in market demand; changes in commodity prices and commodity demand; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; sufficiency of CP’s budgeted capital expenditures in carrying out CP’s business plan; services and infrastructure; the satisfaction by third parties of their obligations to CP; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada and the U.S.; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; regulatory and legislative decisions and actions; public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; and the pandemic created by the outbreak of COVID-19 and resulting effects on CP’s business, operating results, cash flows and/or financial condition, as well as resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains. We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by CP with Canadian and U.S. securities regulators. Reference should be made to “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Forward-Looking Statements” in CP’s annual and interim reports on Form 10-K and 10-Q. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty. Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this presentation is expressly qualified in its entirety by these cautionary statements. Additional Information and Where to Find It Canadian Pacific Railway Limited (“CP”) has filed a definitive proxy statement with the Securities and Exchange Commission (“SEC”) to be used to solicit votes of the stockholders of Kansas City Southern, a Delaware corporation (“KCS”), against the proposal to adopt the Agreement and Plan of Merger, dated as of May 21, 2021 (the “CN Merger Agreement”), by and among Canadian National Railway Company, a Canadian corporation (“CN”), Brooklyn Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of CN, and KCS. INVESTORS AND STOCKOLDERS OF KCS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT (AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE) BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT KCS, CP, THE TRANSACTIONS CONTEMPLATED BY THE CN MERGER AGREEMENT AND RELATED MATTERS AND DEVELOPMENTS. THE DEFINITIVE PROXY STATEMENT ALSO INCLUDES INFORMATION ABOUT THE IDENTITY OF THE PARTICIPANTS IN CP’S PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS THEREIN. THE DEFINITIVE PROXY STATEMENT AND OTHER PROXY MATERIALS ARE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT WWW.SEC.GOV. IN ADDITION, INVESTORS AND STOCKHOLDERS MAY OBTAIN FREE COPIES OF THE DEFINITIVE PROXY STATEMENT AND OTHER MATERIALS FILED WITH THE SEC ONLINE AT INVESTOR.CPR.CA, OR UPON REQUEST TO CP’S PROXY SOLICITOR, INNISFREE M&A INCORPORATED, AT (212) 750-5833 OR TOLL-FREE AT (877) 456-3442. No Offer or Solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. 2

CP’s Revised Proposal is the Superior Proposal, Especially Now that CN’s Voting Trust is Denied    Regulatory Certainty Management Team Timeframe to Receive Consideration KCS Shareholders’ Ownership in Combined Company    Revised Proposal     Pre-2001 Rules Voting trust approved Industry leading team that has delivered for shareholders and consistently met guidance As early as Q4 2021 28%    Offer    2001 Rules Voting trust DENIED Team that has underperformed the peer group and failed to deliver on guidance UNCERTAIN At earliest, end of 2022 IF granted approval to close 13% Source: Company filings 3

CP’s Superior Proposal Summary US$, unless otherwise noted    Revised Offer    CP’s superior proposal values KCS at $300 / share1 — Represents 34% premium to KCS’ unaffected price2 — KCS common shareholders will receive 2.884 CP shares and $90 in cash for each KCS common share held — KCS shareholders to own 28% of the combined company Expected to unlock $1 billion in EBITDA growth opportunities — Increased from initial $780 million estimate following shippers’ response to the pro-growth combination    Trust Approval Secured    STB has provided CP approval to use a voting trust — Also affirmed KCS’ waiver from the new rail merger rules applies to a CP-KCS transaction    Timing    Ability to close into trust as early as Q4 2021 — Upon closing into a voting trust, shareholders of KCS will receive their consideration in full — Transaction expected to close H2 2022 following full STB approval    1.Based on the CP closing price on August 9, 2021 (one day prior to CP making its revised proposal). CP closing price converted at a 1.26 USD/CAD spot exchange rate. 2.Based on KCS closing price of $224 as of March 19, 2021.    4

CP-KCS Combination Unlocks $1bn in EBITDA Growth Opportunities US$, unless otherwise noted    $820 Million in EBITDA Growth from Market Opportunities    Unique combination enables significant growth for our customers throughout North America Efficient new single-line routes and dramatically expanded market reach for customers Planned capital investments to support growth synergies, such as additional network sidings, siding extensions and investment in CTC    Increased vs. previous estimate of $600 million based on customer feedback and additional market insight, particularly in the Bulk and Intermodal segments    $180 Million in Cost and Efficiency Improvements    Driven by a combination of improved fuel efficiency, lower G&A costs, equipment rents as well as facilities, IT spend and licensing CP-KCS to utilize best practices to support increased operating efficiencies    Following regulatory approval anticipated H2 2022, CP anticipates generating $1 billion in annualized synergies within 3 years    5

STB Has Approved CP’s Voting Trust, While CN Faces Significant Regulatory Uncertainty Following Denial of Voting Trust Merger Rules    Offer    Subject to STB Pre-2001 Rules    “The [STB] finds that the waiver provision [of new merger rules]...should apply to this Transaction...for several reasons.” “The combination of CP and KCS, the sixth largest and seventh largest Class I railroads, respectively, would still result in the smallest Class I railroad.” “A merger of the CP and KCS networks would appear to result in the fewest overlapping routes when compared to a merger between KCS and any other Class I carrier.” “The CP and KCS networks in fact appear to be end-to-end in nature...which carries potential to increase both efficiency and competition for the benefit of shippers.”    Offer    Subject to STB 2001 Rules    “The proposed [CN-KCS] transaction poses issues that the current merger rules were designed to address, namely the potential competitive impacts of a merged entity with some degree of overlapping routes and presently existing direct competition —characteristics that would appear to pertain to the CN and KCS systems.“ The 2001 Rules place a “heavier burden on merger applicants to show that a major rail combination is consistent with the public interest.”    Status of Voting Trust    Voting Trust Approved    The STB decision repeatedly noted that approval for the CP voting trust was “based solely upon the specific facts” of the CP-KCS combination. The CP-KCS voting trust decision made clear that when reviewing a voting trust under the 2001 rules, the STB has “plenary authority” and an obligation to review a variety of factors in determining whether use of a trust, in the context of a specific proposed transaction, would be “consistent with the public interest.”    Voting Trust Denied    “...the Board finds that Applicants have not demonstrated that their use of a voting trust would be consistent with the public interest. Applicants have shown no benefit from the use of a voting trust to stakeholders other than KCS and CN. At the same time, the use of a voting trust, in the context of the impending control application, would raise risks that threaten to undermine the public interests...”    Source: Surface Transportation Board filings, press releases    6

STB Voting Trust Decision Indicates Reasons to Doubt CN-KCS Control Approval • Heightened Burden under 2001 Rules: “As an initial matter, there is a greater probability of divestiture in proceedings under the current major merger regulations because of the heavier burden to show that a major rail combination is consistent with the public interest.” (at 29) • Impact on Competition: The “risk of divestiture [i.e., disapproval] under the new regulations is higher still when competitive overlap exists; indeed, overlap, against the backdrop of a smaller number of competitors and a capacity-constrained environment, is critical to the rationale for and design of the new regulations in the first place.” (at 30) • The “competitive overlap in Applicants’ networks is not limited to, and extends beyond, the Baton Rouge-New Orleans corridor. Applicants operate parallel lines through the central portion of the United States and compete for north-south traffic on these lines, particularly where KCS’s network parallels the section of CN’s network that CN acquired from Illinois Central (IC) in 1999.” (at 28) • “...the new regulations that apply to major transactions such as this one go beyond preserving competitive options at two-to-one locations and seek to protect product and geographic competition. See 49 C.F.R. § 1180.1(c)(2).” (at 30 n.64) • “Applicants have already proposed divesting KCS’s line in the New Orleans-Baton Rouge corridor, which has, in turn, prompted concerns from Amtrak as well as other parties, at least raising doubts about the acceptability of this proposed condition...the broader regions of CN-KCS competitive overlap, described above, also remain to be examined to determine the need for, and extent of, remedial conditions and whether such conditions would effectively ameliorate any harm to competition resulting from the overlap. Moreover, such conditions, if imposed, could lead CN to abandon the transaction rather than meet the conditions, which would result in CN having to divest itself of KCS and give rise to the risks that such divestiture would necessarily entail.” (at 30-31) • Downstream Effects: “Given the configuration of the U.S. rail network, the Board cannot dismiss the potential for a CN-KCS combination to mark ‘the first step in an end-game situation in which only two or three competing transcontinental carriers would remain in North America.’” (at 32 n.70) • Other Public Interest Concerns: Applicants note that many commenters ask the Board to consider potential implications of the ultimate combination on stakeholders such as rail labor, communities, and passenger rail. (Joint Reply 9, July 6, 2021.) [T]he very number and nature of issues identified by commenters at this early stage of the proceeding speak to potentially heightened likelihood and risks of divestiture. (at 31 n.66)    Source: Surface Transportation Board filings, press releases    7

CP Offers Certainty for KCS Shareholders, Compared to CN That Offers No Certainty to The Viability of a Transaction    Proposed Timeline    Approval of voting trust    Received Shareholder Vote Q4 2021 (CP & KCS) Receive Mexican IFT and COFECE approvals1 As early as Q4 2021 KCS shareholders receive As early as consideration Q4 2021 Proposed Timeline    Approval of voting trust Denied Shareholder Vote TBC Conclude STB regulatory review and other regulatory approvals1 If STB shareholders disapproves do the not merger, receiveïƒ» their consideration ONLY if STB approves the merger, KCS shareholders? receive their consideration Possibility of onerous conditions for approval that could cause CN to decline to close    Anti-competitive nature of CN-KCS combination and the STB’s decision to deny CN’s voting trust introduces significant risk to shareholders 1.Canadian Competition Act and Investment Canada Act approvals are not required. Instituto Federal de Telecomunicaciones (IFT) and Comisión Federal de Competencia Económica (COFECE) are required. 8

CP-KCS is the Only Viable Class 1 Combination    Combination offers significant benefits to rail shippers and the supply chain KCS shareholders benefit from clear path to closing Conservative balance sheet    Clear Path to Closing with CP’s Voting Trust Approved by STB vs. CN’s Voting Trust Denied Creates the First U.S.-Mexico-Canada Rail Network which is Truly End-to-End and Pro-Competitive with No Overlap Well Positioned for Growth, Bringing Together Two Railroads with Highest 3-Year Revenue CAGR Increased Annualized Synergies to $1bn that KCS Shareholders Would Benefit from Through Meaningful Ownership CP’s Leading Management Team has Consistently Outperformed CN and Delivered Superior Results for Shareholders 9

KCS Shareholders Should Vote “AGAINST” the CN-KCS Merger Proposal to Allow KCS to Declare CP’s Proposal Superior    CN Voting Trust has been denied by the STB    VOTE “AGAINST” the CN-KCS Merger Proposal to ensure KCS shareholders:    Are not locked into a binding agreement until February 2022 Are not vulnerable to a decision by KCS to waive the voting trust approval condition, forcing KCS shareholders to bear the risk of not obtaining the STB final approval of CN’s acquisition of control Allow the KCS Board to declare CP’s offer superior and thereby allow KCS shareholders to receive significant value and certainty through CP’s offer, which is the only viable Class 1 combination CP Voting Trust has been approved by the STB    10